Pacific Integrated Energy, Inc.



ANNUAL REPORT

3934 Murphy Canyon Road, Ste. B102

San Diego, CA 92123

(858) 350-0435

www.pienergy.com

This Annual Report is dated April 10, 2025.

BUSINESS

Pacific Integrated Energy, Inc. ("PI Energy") was founded to develop and commercialize clean energy breakthroughs using nano-scale engineered materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary nanofilm. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:

- Lightweight

- Superior thermal performance

- Non-toxic

- Reliable performance

- Low installed-cost

- Ultra-flexible

- Made from earth-abundant elements

The company is currently pre-revenue and primarily funded through equity funding, grants, and engineering contracts.

The company plans to roll out its product with industry partners and with regional development partners depending on the market.

The company owns three issued patents on an earlier generation prototype. The company has filed a patent on the current technology. The most recent patent was filed jointly by PI Energy and a university professor we are working with. Per US patent law, the rights are owned jointly by PI Energy with the university. The employment agreement for all employees assigns IP rights (which is developed under work performed during employment, per state law) to PI Energy. In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy. This combination approach is based on years of the CEO's experience in developing and protecting IP.

Previous Offerings

• Name: Stock offering
Type of security sold: Non-Voting Common Stock
Final amount sold: $770,170.80
Number of Securities Sold: 75,507
Use of proceeds: $383,805 was used for continuing development of technology, patent protection salaries rent and general company operations. $386,365.80 as a note conversion to equity (common stock)": $300,000 principal note, previously described with a date of 5/8/2021, plus interest and redemption fee, was converted to equity. The $300,000 principal note previously described with a due date of 5/8/2021 was converted to equity.
Date: May 05, 2021
Offering exemption relied upon: 506(c)
• Name: StartEngine Crowd Funding
Type of security sold: Non-Voting Common Stock
Final amount sold: $1,070,025
Number of Securities Sold: 93,426
Use of proceeds: Operations and Development
Date: June 20, 2022
Offering exemption relied upon: Regulation CF

• Name: Stock offering
Type of security sold: Common Stock
Final amount sold: $176,268.80
Number of Securities Sold: 13,771
Use of proceeds: $176,268.80 was used for continuing development of technology, patent protection salaries rent and general company operations. All shares were converted into SAFE in May of 2023
Date: 1/19/2023
Offering exemption relied upon: 506(c)

Name : SAFE1
Type of security sold: SAFE
Final Amount sold: $1,033,485
Use of proceeds: $207,283 was used to retire principal and interest for Notes above completed on May 23, 2023. $176,269 came from common stock converted into this SAFE and $649,933 was used for operations including salaries, continued development of technology and G&A.
Date : 5/12/2023 – 2/8/2024.
Offering exemption relied upon: 506(b)
Name : SAFE2
Type of security sold: SAFE
Amount sold: $276,189
Use of proceeds: $276,189 was used for operations including salaries, continued development of technology and G&A.
Date : 4/30/2024 – ongoing
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

• Circumstances which led to the performance of financial statements:
Fiscal Year ended October 31, 2023 compared to Fiscal Year ended October 31, 2024
Revenue
As the company is developing a new solar PV technology, revenue is a small part of the overall company budget. There wasn't any Revenue in 2024 from product sales
Cost of Goods Sold
There was not COGS related expenses during 2023, and 2024.

Expenses

Expenses in fiscal year 2024 of $1, 1,716,725 increased, as compared to fiscal year 2023 which was $1,348,561. This was a result of a new requirement from the SEC requiring expensing all stock compensation, which includes stock options. Stock options are an important part of attracting and maintaining employees, advisors and board members. The increase in G&A expenses associated with stock options was $294,134 which was for advisors and board members. The decrease in expenses from stock options associated with R&D was $18,274, which was mainly employees and advisors. Note, the COO, Phil Layton does not have any stock options and is not included in any stock compensation plan. Historical results and cash flows:

The company is currently in technology development stage and pre-revenue with minor amounts of revenue from sales of a light source product to one customer. The company's primary goal is to develop a new solar PV technology, for which the majority of its resources and expenses directed towards. The historical cash flows will not be indicative of the revenue and cash flows expected once the technology is commercialized. Past cash was primarily generated through equity investments and some revenues from engineering services, from the sale of a controlled light source and government grants. The expectation is that once we achieve technical success and build a commercially viable product, revenue will be generated through a combination of sales, licensing, and partnership revenue.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $69,438.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Phil Layton / Founder/ COO Board member
Amount Owed: $199,690
Interest Rate: 3%/year
Maturity Date: July 18, 2025
The outstanding principal on the balance sheet as of October 31, 2024 is $192,248.

• Creditor: Various Board members and Shareholders
Amount Owed on 10/31/2024: $217,974
Interest Rate: 20%/year
Maturity Date: 11/1/2024 – 2/15/2025
The outstanding principal on the balance sheet as of October 31, 2024 is $184,500.

• Creditor: Mario Palencia
Amount Owed on 10/31/2024: $105,808
Interest Rate: 20%/year
Maturity Date: 7/17/2025
The outstanding principal on the balance sheet as of October 31, 2024 is $100,000.

• Creditor: Lee Krevat, Rodrigo Marquez, Sergio Mejia, (All Board Members)
Amount Owed on due date: $36,000
Interest Rate: 60%/year
Maturity Date: 2/15/2025
The outstanding principal on the balance sheet as of October 31, 2024 is $30,000. Each of the three Board Members provided a $10,000 loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Allman
Michael Allman's is a part time employee of the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO/Dates of Service: December 1, 2023 – Present, part time.
Responsibilities: Overall executive management of company operations and report to the board. Mr. Allman currently works part time.

• Position: Chairman of the Board/ Board member/CEO
Dates of Service: February, 2023 – Present Board member,
Chairman June 2023- present,
CEO: December 2023- present
Responsibilities: Oversee and presided over board functions, Chief Executive officer part time $5,000/month
Other business experience in the past three years:
Served on various board of directors and San Dieguito Union High School District Board Trustee

Name: Phil Layton
Phil Layton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position:Previously CEO, currently COO/Dates of Service: January, 2008 - Present
Responsibilities: Run operations of the company. Including technical development , office management and IP protection. His salary, is $100,000. There is no additional compensation (equity or stock options).

• Position: Board member

Dates of Service: January, 2008 - Present
Responsibilities:.

Name: David Andresen
David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 24 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: April, 2008 - Present
Responsibilities: Secretary, Board of Director functions. David received 50,000 stock options for his position on the Board over the past 12 years.

Other business experience in the past three years:
• Employer: Ecotech Advisors
Title: Owner & Principal
Dates of Service: January, 2013 - Present
Responsibilities: Direct company operations and management.

Name: Rodrigo Marquez-Pacanins
Rodrigo Marquez-Pacanins's current primary role is with Faro Energy Developments Ltd. Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: May, 2014 - Present
Responsibilities: Board of Director functions. Mr. Marquez has received 30,000 stock options for his role as a director.

Other business experience in the past three years:
• Employer: Faro Energy Developments Ltd
Title: Independent Advisor
Dates of Service: March, 2018 - Present
Responsibilities: Advises the company.

Name: Lee Krevat
Lee Krevat's current primary role is with Krevat Energy Innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member of the Board of Directors
Dates of Service: February, 2020 - Present
Responsibilities: Board of Director's duties. Mr. Krevat has received 30,000 stock options for his role as a director.

Other business experience in the past three years:
• Employer: Krevat Energy Innovations
Title: CEO
Dates of Service: September, 2018 - Present
Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:
• Employer: MOEV Inc.
Title: Member of the Board of Advisors
Dates of Service: May, 2019 - Present
Responsibilities: Advisor duties

Other business experience in the past three years:
• Employer: GridWise Alliance
Title: Member Board of Directors, Chairman Operations Committee
Dates of Service: January, 2011 - Present
Responsibilities: Led the development of the GridWise Alliance Grid Modernization Index (GMI). The GMI has been used since 2013 to evaluate the status of electric grid modernization in the United States, to identify and promote best practices, and to provide insights to state policymakers, regulators, and other stakeholders regarding the progress of their grid modernization.

Other business experience in the past three years:
• Employer: GridX, Inc.
Title: Member Board Of Directors
Dates of Service: August, 2011 - January, 2020
Responsibilities: Board member duties

Other business experience in the past three years:
• Employer: Sustain 6
Title: Board Director & Co-Founder
Dates of Service: April, 2020 - Present

Responsibilities: Board of Director duties. Helping companies unleash their greatest sustainability assets - their people.

Name: Sergio Mejia
Sergio Mejia's current primary role is with Merrill Lynch. Sergio Mejia currently services 0.5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2021 - Present
Responsibilities: Board member. Mr. Mejia receives no compensation for his role as a board member.

Other business experience in the past three years:
• Employer: Merrill Lynch
Title: Assistant Vice President
Dates of Service: May, 2016 - Present
Responsibilities: Financial Advisor, Wealth Manager

Name: Mark Juergensen
Mark Juergensen's current primary role is with CleanTech Energy, Inc. Mark Juergensen currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Member, Board of Directors
Dates of Service: September, 2010 - Present
Responsibilities: Board of Director duties. Mr. Juergensen has received 50,000 stock options for his role as a board advisor
Other business experience in the past three years:
• Employer: RAI Energy.
Title: VP
Dates of Service: March 2023 - Present
Responsibilities: VP of Development for renewables development company

• Employer: CleanTech Energy, Inc.
Title: Managing Director, Board of Directors
Dates of Service: January, 2007 - Present
Responsibilities: Founder and owner of this renewable development advisory firm. Lead solar and energy storage development in the US on multiple projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Phil Layton

Amount and nature of Beneficial ownership: 3,304,704

Percent of class: 46%

RELATED PARTY TRANSACTIONS

Name of Entity: Phil Layton
Relationship to Company: Officer
Nature / amount of interest in the transaction: $150,000 loan
Material Terms: The Company issued $150,000 promissory note to at the time, the Company's CEO & Chairman of the Board in 2018. The loan and interest accrued amounting to a was renewed on July 18, 2021 and July 18, 2023 . The loan is a two-year unsecured loan with interest rate of 3%, no interest is due until maturity. This loan is outstanding as of October 31, 2023. The Principal on July 18, 2023 was $192,248.

Name of Entity: Rodrigo Márquez-Pacanins
Relationship to Company: Director
Nature / amount of interest in the transaction: $47,000 in total loans
Material Terms: A series of three 1 year loans for a total of $47,000 with a 20%/year interest rate made between 11/5/2023 and 12/8/2023.

Name of Entity: Rodrigo Márquez-Pacanins
Relationship to Company: Director
Nature / amount of interest in the transaction: $10,000.00 loan

Material Terms: A short term note for $10,000 made on 10/17/2024 with a maturity date of 2/15/2025 and an interest rate of 5%/month.

Name of Entity: Sergio Mejia
Relationship to Company: Director
Nature / amount of interest in the transaction: $60,000 loan
Material Terms: Material Terms: A series of two 1-year loans for a total of $60,000 with a 20%/year interest rate made between 11/6/2023 and 12/118/2023.
Name of Entity: Sergio Mejia
Relationship to Company: Director
Nature / amount of interest in the transaction: $10,000 loan
Material Terms: Material Terms: A short term note for $10,000 made on 10/17/2024 with a maturity date of 2/15/2025 and an interest rate of 5%/month.
Name of Entity: Lee Krevat
Relationship to Company: Director
Nature / amount of interest in the transaction: $10,000 loan
Material Terms: Material Terms: A short term note for $10,000 made on 10/17/2024 with a maturity date of 2/15/2025 and an interest rate of 5%/month.

Name of Entity: Layton Family Trust.
Relationship to Company: Director, COO
Nature/amount of interest in Transaction. Option to purchase 915,035 Shares of Founder common stock.
Material Terms. As an incentive to purchase SAFE instrument in Company and provide loans to the Company described earlier, Layton offered two-year Options to purchase personal shares with the following terms:
The Option price was $0.01/share, the option term was two years, and the exercise price was $0.5/share. This Option represented a significant discount to the purchaser of the SAFE and Notes and used as an additional incentive. These offerings were approved by board action to be used in conjunction with the SAFE and loan/Note offerings.

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock.
• Voting Common Stock
The amount of security authorized is 14,000,000 with a total of 6,843,512 outstanding.
Voting Rights
1 vote per share
Material Rights. None
The total amount outstanding includes 676,000 of shares to be issued pursuant to stock options, reserved but unissued.
• Non-Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 285,592 outstanding.
Voting Rights
There are no voting rights associated with Non-Voting Common Stock.
Material Rights. None

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will think it's a better option than a competing product, or that the development of the product will succeed. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any Common Stock is subject to SEC limitations of transfer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen, or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company, is offering a SAFE in the amount of up to $7M, and may or may not close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional capital to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms for pre-revenue companies. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our certain operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, SAFE, convertible or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • We may never have an operational product or service It is possible that there may never be an operational Solar photovoltaic (PV) or that the product may never be used as a result of technical or business challenges. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. • Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is possible that the Company's final product is not competitive in the market, or we are unable to secure adequate intellectual property protection. • Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured prototype layers for our solar photovoltaic materials and devices. Delays or cost overruns in the development of our solar photovoltaic materials and fully integrated devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. In addition, during the time it takes to develop the product there may be market changes including known or unknown competitors, that may develop better technology or marketing solution, the customer demand may change, and the economies supporting the market may go into recession. • Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock has no voting rights attached to them. This means that Non voting shareholders will have no rights in dictating on how the Company will be run. shareholders are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if raise funds that through a financing that we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on the assumption that by meeting the technical milestones our products will be able to gain traction in the marketplace. It is possible that the Company's new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are an early stage company and have not yet generated any profits As an early stage company developing a new technology, PI Energy may encounter difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product and competitive and regulatory environments in which the company intends to operate. It is uncertain at this state of its development, if the company will be able to effectively resolve any such problems, should the occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. PI Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and very limited revenue. If you are investing in this Company, it's because you think that the Company's Solar PV technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patent may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing or rejection of some or all claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection. Also, there may be publications that lag the actual discoveries and the Company cannot be certain that it will be the first to make the technology claimed or to be the first to file for patent protection of such technology. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may consume the capital of the Company. The Company may encounter blocking patents in the future that make it difficult to commercialize its products. • We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Filing for patent protection does not guarantee that the Company will be awarded any protection or the patent award may be limited in scope by the patent office. Due to cost associated with filing and maintaining international patents, any issued patent may be limited to only a few countries and may not include countries that the Company intends to operate in or sell product. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trade secret protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing and fabrication of our prototype development material. And possibly in the future our product material and production It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • Certification Risks Some solar Photovoltaic markets require certification for installation, this could be regional or specific to the product type. It is possible that our products do not gain UL or IEC certification or any other certification that is required for acceptance to be installed in certain markets, which would limit our revenue and ability to bring production to market. • Patent Litigation cost is expensive if required Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • Joint ownership of intellectual property PI Energy owns some of its intellectual property (IP) as joint ownership with either individuals at a University or with the University itself. Such ownership means that either party can use the intellectual property, PI Energy can use the rights as it sees fit as well as the University. PI Energy intends to negotiate exclusive licenses for the IP rights. PI Energy's product requires substantial additional information to produce which will be kept as trade secret or be used to create new patents that will be owned exclusively by PI Energy. The University or Individual could decide not to assign full exclusive rights to the patents which means they could license the rights to others that are competitors of PI Energy. In such case the competitors would need to develop the same knowledge that PI Energy has acquired and held as trade secrets or license the additional patent rights that PI Energy intends to develop.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

Pacific Integrated Energy, Inc.

By   /s/ *Michael Allman*

      Name: <u>Pacific Integrated Energy, Inc.</u>

      Title: CEO, Chairman of the Board

Exhibit A

FINANCIAL STATEMENTS



Pacific Integrated Energy, Inc.
A Delaware Corporation

Financial Statements, and Company Analysis
October 31, 2024

Table of Contents

Balance Sheet 3

Statement of Operations 4

Statement of Cash Flows 5

Notes To Financial Statements 6-16

PACIFIC INTEGRATED ENERGY, INC
BALANCE SHEET
As October 31, 2024

	October 31, 2024	October 31, 2023
Current Assets		
Cash	78,247	72,349
Inventory	3,373	3,373
Prepaid Expense	9,773	11,123
Total Current Assets	$ 91,393	$ 86,845
Fixed Assets		,
Property and equipment, net	5,037	8,158
Deferred Costs	64,766	55,153
Security deposits	5,186	5,186
Total Fixed Assets	$ 74,989	$ 68,497
TOTAL ASSETS	**$ 166,382**	**$ 155,342**
LIABILITIES & STOCKHOLDERS DEFICIT		
Current Liabilities		
Accounts Payable	20,451	33,185
Accrued expenses	114,660	110,773
Payroll Liabilities	57,465	46,999
Total current liabilities	$ 192,576	$ 190,957
Non-current liabilities		
Notes payable	186,656	186,656
Loans Payable	314,500	0
Accrued Interest Payable	48,052	6,409
Total non-current liabilities	$ 501,156	$ 193,065
Total Liabilities	**$ 741,784**	**$ 384,022**
Stockholders' Deficit		
Voting Common Stock, $0.0001 par value, $14,000,000 shares authorized 6,843,512 shares issued and outstanding as October 31, 2024	684	684
Non-Voting Common Stock $0.0001 par value, 2,000,000 shares authorized, 285,592 shares issued and outstanding as October 31, 2024,	28	28
Additional paid-in-capital	21,908,686	20,540,828
Accumulated Deficit	(20,767,247)	(19,418,686)
Net Income	(1,716,725)	(1,348,561)
Total stockholders' deficit	(575,286)	(228,419)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**$ 166,382**	**$ 155,342**

PACIFIC INTEGRATED ENERGY, INC
STATEMENT OF OPERATIONS
As October 31, 2024

		2024		2023
Sales				
Product Sales		0		1,100
Gross Profit		0	$	1,100
Total Income	$	**0**	$	**1,100**
Operating expenses				
General and administrative		325,398		273,174
Research and Development		455,754		429,859
Marketing and Advertising		26,291		55,480
Loss on disposal of property and equipment		868		(1,068)
Total Operating Expenses		808,330		757,445
Loss from operations	$	**(808,330)**	$	**(756,345)**
Other Income (Expenses)				
Interest Income		487		2,360
Government Grant		0		50,000
Interest Expense		(41,644)		(10,734)
Reimbursement Income		1,800		89,242
CC Reward Rebate		0		800
Tax Expense		(1,897)		(2,602)
Stock Compensation Expense		(763,390)		(469,256)
Stock Compensation Expense - R&D		(103,752)		(252,026)
Total Other income/Expense	$	**(908,395)**	$	**(592,216)**
NET LOSS	$	**(1,716,725)**	$	**(1,348,561)**

PACIFIC INTEGRATED ENERGY, INC
STATEMENT OF CASH FLOWS
As October 31, 2024

		2024		2023
Cash from Operating Activities				
Net Loss		(1,716,725)		(1,348,561)
Deferred Cost		(9,613)		(722)
Escrow Receivable		0		2,706
Prepaid Expenses		1,350		3,104
Vendor Deposit		0		6,696
Payroll Liabilities		10,466		3,434
Accrued Interest		41,643		627
Accounts Payable		6,148		(26,232)
Credit Card Payable		(2,056)		287
Use tax Liability		(46)		46
Total Adjustments	$	37,145	$	(10,054)
Net Cash provided By Operating Activities	$	1,679,581	$	(1,358,615)
Cash Flow from Investing Activities				
Computer		5,916		18,201
Accumulated Depreciation		(39,119)		(37,188)
Furniture		0		2,449
Lease improvement		(444)		(497)
Equipment	$	36,768		16,023
Net Cash Provided by Investing Activities	$	3,121	$	(1,012)
Financing Activities				
Share-based compensation		867,142		721,282
Capital Stock: Common stock		0		5,259
Capital Stock: SAFE Note		500,716		706,627
Loans		314,500		(130,000)
Net Cash provided by Financing Activities	$	1,682,358	$	1,303,168
Net change in cash	$	5,898	$	56,459
Cash in at the beginning of the year	$	72,349	$	128,808
Cash at the end of the year	$	78,247	$	72,349

PACIFIC INTEGRATED ENERGY, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT
For the years ended October 31, 2024

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-	Accumulated	Total Stockholder
	Number of Shares	Amount	Number of Shares	Amount	In Capital	Deficit	Deficit
Balance at October 31, 2022	6,843,512	684	285,592	285	$ 19,107,660	$ (19,418,685)	$ (311,024)
Stock Issuances for cassh - Reg CF Offereing					5,259		5,259
Share based Compensations					721,282		721,282
Share warrands exercised							
Offering Cost							
Safe Note					706,627		706,627
Net Loss						(1,348,561)	(1,348,561)
Balance at October 31, 2023	6,843,512	684	285,592	285	$ 20,540,828	$ (20,767,246)	$ (226,417)
Share based Compensations					867,142		867,142
Share warrands exercised							
Offering Cost							
Safe Note					500,716		500,716
Net Loss						(1,716,725)	(1,716,725)
Balance at October 31, 2024	6,843,512	684	285,592	285	$ 21,908,686	$ (22,483,972)	$ (575,285)

Notes to Financial Statements
As October 31, 2024

NATURE OF OPERATIONS

Pacific Integrated Energy, Inc. (d/b/a "Pi Energy"; the "Company") was incorporated on August 24, 2010 under the laws of the State of Delaware. The Company is developing a novel solar photovoltaic (PV) technology, which is intended to create new markets and compete in established markets for solar energy. The Company plans to target markets, on an initial phase of commercialization, that require some of the proposed competitive advantages of the Company's technology (including flexible, lightweight, non-toxic, low installation cost and overall competitive costs). The Company intends to target several solar PV market segments, including commercial and industrial building rooftops, residential rooftops, electric and hybrid vehicle PV, and electrically powered equipment. The Company's PV materials are designed to be wrapped around any solid surface, making many previously impractical surfaces available for solar energy PV module installation and power collection. Some of the vehicle applications include electric and hybrid: buses, trucks, delivery vans and passenger vehicles. The Company's internal analysis suggests that current market PV, also known as "Traditional PV", doesn't adequately address some of the Company's targeted market due to weight, flexibility, installed cost, and/or toxicity concerns of some types of traditional PV. PI Energy is also developing solar technology that is being developed in partnerships with universities and private companies to address these market deficiencies.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a fiscal year ending October 31st as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2024, the Company has no cash in bank balance more than federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of October 31, 2024, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded

Prepaid Expenses:

Prepaid expenses Included balances of directors, officers, general liability, medical Insurance, and prepaid rent payments with a policy term ending after October 31, 2024

Property and Equipment

Property and Equipment Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets.

Property and equipment as of October 31, 2024, were as follows:

	2024
Computer	$ 5,295
Equipment	131,852
Furniture	10,280
Leasehold improvements	2,752
Total property and equipment	$ 150,179
Less: Accumulated depreciation	(145,142)
Property and equipment, net	$ 5,037

Depreciation expense of $39,119 was recorded on these assets for the years ended October 31, 2024.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of October 31, 2024, amounted to $64,766. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a   proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Impairment of Long-Lived Assets:

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the year ended October 31, 2024, the Company disposed property and equipment with carrying amount of $868 and recognized as a gain on disposals of property and equipment in the statements of operations.

Subscription Receivable:

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair Value of Financial Instruments:

The Company's financial instruments consist primarily of cash in banks, accounts receivable, accounts payable, accrued expenses, notes payable and term loan.
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of October 31, 2024, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition:

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019, and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its product and upon satisfying the Company's obligation to perform engineering services.

Research and Development Expense:

Research and development expenses are expensed as incurred. Research and development consist of engineers and scientists' salary, lab rent, supplies, and shipping expenses.

Advertising Expense:

Advertising expenses are expensed as incurred.

Stock Based Compensation:

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of Stock-based awards require the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company's management is still evaluating the impact of this new standard on the Company's financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective; the Company will adopt those that are applicable under the circumstances.

DEBT FINANCING AGREEMENTS

Notes Payable

There were a total of $506,748 (principal) in loans outstanding at the end of the Fiscal reporting period :

1) A Loan for $150,000 was made to the company by the Company's CEO on July 18, 2018, to sustain company operations. All interest on the note has been on an accrual basis, without any interest payment.   This loan was made in conjunction with similar loans to other board members which were subsequently converted into equity. The accrued interest from this loan was $26,268. That loan was rolled over into a new 2 yr. loan on August 1, 2019, with a 3% annual interest rate. The accrued interest from this loan was $10,388.   That loan now with a principle of $186,656 was rolled over again into a new 2 yr. with a 1.5% annual interest rate on 7/19/2023. This loan and interest are all payable on July 18, 2023. The interest earned on this loan as of July 19, 2023, was $5,592. The board has approved a 2-year extension of this loan at 3%/year accrued annual interest.
2) Between November 3 and December 13, 2023, the company received a total of $184,500 in 1-year loans with an interest rate of 20%/year. All interest on the notes was on an accrual basis, without any interest payment. The notes were made to three board members and existing shareholders.
3) On 7/17/2024 the company received a $100,000 loan. This is a 1-year loan with an interest rate of 20%. All interest on the note was on an accrual basis, without any interest payment.
4) The company made three $10,000 loans for a total of $30,000 on October 17, 2024. These are 4-month short term bridge loans with an interest rate of 5%/month due on February 15, 2025.

SAFE
SAFE 1.
The Company sold 1 SAFE (Simple Agreement for Future Equity) for $200,192 at a 30% discount on the next future equity round in February 2024.   The SAFE1 was then having met the board authorized funding level.

SAFE 2.
The SAFE 2 funding round with a 20% discount on future equity rounds was stated on April 30, 2024. All SAFE1 funding automatically rolled into a new SAFE2. During the fiscal year ending on October 31, 2024, the company sold $275,500 worth of SAFE2 investments.
STOCKHOLDERS' DEFICIT

Capital Structure

Effective August 20, 2019, the Company amended its certificate of incorporation to increase its authorized capital stock from 12,000,000 shares of common stock to 16,000,000 common stocks at $0.0001 par value per share, of which 14,000,000 shares shall be designated common stock and 2,000,000 shares shall be designated non-voting common stock. Each respective share of non-voting common stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of common stock, provided, however, that the non-voting common stock shall be a non-voting series of common stock and shall have no right to vote on any matter. Upon an initial public offering, non-voting common stock shall convert to common stock on a 1:1 basis.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a share-based employee compensation plan, the 2021 Equity Incentive Plan (the "Plan"), for which 1,000,000 shares of common stock is reserved for issuance under the Plan to certain employees, non-employee directors, and non-employee consultants, of which 570,000 shares remained available for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date and vesting generally occurs over a period of 20 months to 4 years. A summary of options activities for the years ended October 31, 2024, as follows:

	October 31, 2024	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	890,000	7.78
Granted	20,000	12.90
Expired	(164,000)	
Outstanding - end of year	746,000	
Exercisable at end of year	486,000	
Intrinsic value of options outstanding at year-end	$3,900,600	
Weighted average duration (years) to expiration of outstanding options at year-end	11.34	
Weighted average duration (years) to expiration of exercisable options at year-end	6.13	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involves inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the following inputs for the years ended October 31, 2024:

	October 31, 2024
Risk Free Interest Rate	0.68%-1.39%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	6 – 7 years
Fair Value per Stock Option	$3.08-$5.27

The Company calculated its estimate of the value of the stock-based compensation granted as of October 31, 2018, under FASB ASC 718, and recorded compensation costs related to the stock options vested for the years ended October 31, 2024, of $867,142. As of October 31, 2024, there was $1,526,216 of share-based compensation to be recognized over a weighted-average period of approximately 2.38 years.

INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future. As of October 31, 2024, the Company had net deferred tax assets before valuation allowance of $5,354,447. The following table presents the deferred tax assets and liabilities by source:

	2024
Net operating loss carryforward	$ 6,172,079
R&D credit carryforward	757,620
PPE	7,146

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended October 31, 2024, and no history of generating taxable income.

The Company has available net operating loss (NOL) carryforwards for federal tax of approximately $15.7 million. The Federal NOL incurred prior to tax year 2018 amounting to $9.67 million will be carried forward for 20 years and will begin to expire in 2033. Post-Tax Cuts and Job Acts NOL amounting to $5.47 million and $4.53 million as of October 31, 2024, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2022. The Company also has research and development tax credits of $724,183 as of October 31, 2024.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2024 tax years remain open to examination.

CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course in business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. As of October 31, 2024, to the Company's knowledge, there is no litigation threatened or pending against the Company.

LEASE COMMITMENTS

In March 2023, the Company entered into a lease agreement for its office space and lab facilities, which commenced on April 1st, 2023, and for a period of two years ending March 31, 2025. The agreement called for a security deposit of $5,186.30 and "Water and Trash Charge": $50.00 per month. The monthly rental fee is $4,938.75 for the first year and $5136.30 for the 2nd year. Total rent expense incurred on this lease for the quarter ended October 31, 2024, amounted to $30,723 for the Office, and $30,723 for the Lab Space.
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Management's Evaluation

Management has evaluated subsequent events through December 8, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements

Vendor Deposit:

Consist of $5,186 to the landlord for the lab and office.

I, Michael Allman, the CEO (Principal Executive Officers) of Pacific Integrated Energy, Inc. hereby certify that to the best of my knowledge the financial statements of Pacific Integrated Energy, Inc. and notes thereto for the periods ending October 31, 2023 and October 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the fiscal year ending on 10/31/2024 the amounts reported on our tax returns were total income of $-277; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th day of March, 2025.

Michael W. Allman (Signature)

CEO

March 20, 2025

CERTIFICATION

I, Michael Allman, Principal Executive Officer of Pacific Integrated Energy, Inc., hereby certify that the financial statements of Pacific Integrated Energy, Inc. included in this Report are true and complete in all material respects.

Michael Allman

CEO, Chairman of the Board